MONTHLY REPORT - JANUARY 2009
                              Global Macro Trust
           The net asset value of each unit as of January 31, 2009
               was $1,369.70, down 0.09% from $1,371.00 per unit
                            as of December 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (751,554.918       $ 11,560,510   1,018,820,852   1,030,381,362
   units) at December 31, 2008
Addition of 7,052.133 units on               0       9,668,446       9,668,446
   January 1, 2009
Redemption of 4,315.332 units on            (0)      (5,910,710)    (5,910,710)
   January 31, 2009*
Net Income (Loss) - January 2009        56,239         (741,412)      (685,173)
                                  -------------  --------------  --------------
Net Asset Value at January 31,     $ 11,616,749    1,021,837,176  1,033,453,925
   2009                           =============  ==============  ==============
Net Asset Value per Unit at
January 31, 2009 (754,508.610
units inclusive of 216.891
additional units.)                                $    1,369.70

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $   8,527,232      8,527,232

      Change in unrealized gain (loss) on open       (2,647,663)    (2,647,663)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.     (1,980,679)    (1,980,679)
         Treasury obligations


   Interest income                                    1,544,273      1,544,273

   Foreign exchange gain (loss) on margin               (92,933)       (92,933)
      deposits
                                                  --------------  -------------
Total: Income                                         5,350,230      5,350,230

Expenses:
   Brokerage commissions                              5,799,705      5,799,705

   20.0% New Trading Profit Share                             0              0

   Custody Fees                                               0              0

   Administrative expense                               235,698        235,698
                                                 ---------------  -------------
Total: Expenses                                       6,035,403      6,035,403

                                                  $    (685,173)      (685,173)

Net Income (Loss) - Janauary 2009
* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      February 9, 2009


Dear Investor:

Global Macro Trust ("GMT") was down 0.09% for January, 2009.

Small gains from stock index futures and currency forward trading were approximately offset by small losses from interest rate futures trading. Energy, metal and agricultural commodity futures trading was flat.

To risk understatement, stock markets got off to an inauspicious start in 2009 with U.S. markets suffering their worst January in history. The Trust held quite small short stock index futures positions due to high market volatility. Short positions in U.S. and Japanese indices were profitable, and short positions in seventeen other international indices were marginally profitable in the aggregate.

A blunderbuss of international government market interventions left the interest rate markets somewhat confused. Will the stimuli succeed or fail? Are we facing deflation or will the mass issuance of government debt sow the seeds of inflation? The theme reflected in the futures markets for international government debt instruments was short-term rates continuing to fall but longer maturity rates beginning to rise on oversupply and inflation concerns. Consequently, the Trust's long positions in Australian and European short-term interest rates were profitable, but the gains were outweighed by losses on long positions in U.S. Treasury, Canadian, German, British and Japanese long-term instruments.

In the currency markets, the yen and dollar held their earlier gains. A long position in the yen versus the dollar was flat and long dollar positions versus 22 currencies generated a small profit. In non-dollar cross rate trading, a long position in the Canadian dollar versus the New Zealand dollar was profitable and a long position in the Swiss franc versus the Norwegian krone was unprofitable.

In energy, gains on short positions in WTI crude oil and natural gas were approximately offset by losses on short positions in London gas oil and unleaded gasoline (RBOB). Short positions in Brent crude, heating oil and Tokyo gasoline and kerosene were flat.

Metals were also mixed and generated no material gain or loss. Profits on short positions in aluminum and zinc were offset by losses on short positions in gold, silver, copper and lead. A concern that the governmental programs will cause depreciation of all paper currencies gave a lift to gold.

Agricultural commodity trading was also flat in January. Small profits from short positions in grains, cattle and hogs were offset by small losses on short positions in cocoa, cotton, arabica coffee and sugar.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman